UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES
SAVINGS PLAN
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014	4 - 16

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2014	17

SIGNATURE	18

EXHIBIT INDEX	19

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries Savings Plan
Newport News, Virginia

We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
June 5, 2015

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013
($ in thousands)

	2014	2013
ASSETS:
Investment in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust — at fair value	$2,212,969	$2,068,012
Short-term investment fund	810	1,235

Total investments	2,213,779	2,069,247

Notes receivable from participants	73,844	69,961
Participant contributions receivable	—	1

Total receivables	73,844	69,962

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,287,623	2,139,209

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(19,734)	(16,099)

NET ASSETS AVAILABLE FOR BENEFITS	$2,267,889	$2,123,110

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
($ in thousands)

ADDITIONS:
Investment income:
Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust	$123,045

Interest income on notes receivable from participants	2,780

Contributions:
Participant contributions	113,389
Employer contributions	47,910

Total contributions	161,299

Total additions	287,124

DEDUCTIONS:
Benefits paid to participants	142,345

Total deductions	142,345

INCREASE IN NET ASSETS	144,779

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,123,110

End of year	$2,267,889

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Huntington Ingalls Industries, Inc. (the “Company” or “HII”) established on March 31, 2011. The Plan covers substantially all non-union hourly and salaried employees of the Company and its affiliates who are at least 18 years old, are citizens or residents of the United States of America, and are not covered under another defined contribution plan. Union represented employees are not eligible to participate in this Plan. The HII Administrative Committee controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
All of the Plan’s investments are participant-directed. The Plan's investments are held in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust (the “DC Master Trust”).
Certain employees hired or re-hired on or after March 31, 2011, who meet specific requirements are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.
Contributions — Plan participants may contribute from 1% to 75% of eligible compensation in increments of 1%, on a tax-deferred (before-tax) basis, Roth 401(k) basis, or an after-tax basis, or a combination thereof, through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. First time eligible employee (newly hired, rehired or certain transfers) participants are enrolled automatically into the Plan at a 2% tax-deferred contribution rate approximately 45 days after the date of hire, rehire or transfer unless an alternative election is made. If an alternate election is not made, such contributions are automatically increased by 1% each year thereafter. Contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code”).
The Company’s matching contributions are generally as follows:

Company
Employee Contribution	Match
First 2% of participant’s eligible compensation	100%
Next 2% of participant’s eligible compensation	50%
Next 4% of participant’s eligible compensation	25%
Eligible compensation over 8%	—%

The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant’s Age	Compensation
Less than 35	3
35–49	4
50 or older	5

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any employer contributions, and an allocation of the Plan’s earnings, and charged with the participant's withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own and employer matching contributions (including any investment earnings thereon).
Plan participants are fully vested in their RAC, plus earnings thereon, upon the completion of three years of vesting service.
Forfeited Accounts — Forfeitures of nonvested RACs plus earnings thereon may be used to reduce subsequent Company contributions or Plan administrative expenses. As of December 31, 2014 and 2013, forfeited nonvested accounts were approximately $243,000 and $297,000, respectively. During 2014, employer contributions were reduced by $450,000 due to forfeited nonvested accounts.
Investment Options — Upon enrollment in the Plan, each participant directs his or her contributions and Company contributions, in 1% increments, to be invested in any of the 17 investment options plus a self directed brokerage account option described in the Plan document. The investment funds are managed by independent professional investment managers appointed by the HII Investment Committee (the “Investment Committee”). Except for the Stable Value Fund disclosed in Note 5, there are no redemption restrictions nor unfunded commitments.
Participants may change their investment direction daily. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.
Notes Receivable from Participants — Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are secured by the assignment of the participant's vested interest in the Plan. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Trustee plus 1%. Repayments are made from payroll deductions

(for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period for a regular loan is five years. Participants may obtain 15 year loans if used to acquire a dwelling that is the principal residence of the participant. Loans transferred in as the result of a plan merger may, however, have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2014, participant loans have maturities through 2033 at interest rates ranging from 2.58% to 9.25%.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump sum payment of his or her entire account balance (net of any outstanding loan balances). A participant may also delay payment until age 70 1/2 if the account balance exceeds $1,000. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the Huntington Ingalls Industries Stock Fund ("HII Stock Fund") may be paid in cash, stock, or a combination of both, depending on the participant’s election.
Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2, in the case of hardship (as described in the Plan document). Withdrawals are limited to the amount of a participant’s vested account balance net of any loan balances outstanding and are subject to tax withholding as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:
Investments in common stock are valued at the last reported sales price of the stock on the last business day of the Plan year. The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in units of the stable value collective trusts are valued at the respective net asset values as reported by such underlying trusts. Investments in fixed income funds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings. Investments in collective trust funds are valued based on the redemption prices of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or, if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Investment Committee or, in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The SICs are considered to be fully benefit-responsive and therefore their carrying values are adjusted from fair market value to contract value in the statements of net assets available for benefits. The SICs contract value is equal to principal balance plus accrued interest plus deposits and less withdrawals.
All securities and money market funds are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee, if necessary. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the fair value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received upon sale and the average cost of investments sold.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan are paid by either the Plan, the DC Master Trust, or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $655,000 and $1,721,000 as of December 31, 2014 and 2013, respectively.

Accounting Standards Update Not Yet Effective - The following accounting standards update is not effective until after December 31, 2015.
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU No. 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2 of the fair value hierarchy. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are limited to investments that the entity has decided to measure using the practical expedient.  The new guidance is effective for public entities reporting periods beginning after December 15, 2015. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements.
3.    INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement.
Proportionate interests of each participating plan are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represented 81% and 78% of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2014 and 2013, respectively.

The net assets of the DC Master Trust as of December 31, 2014 and 2013, were as follows ($ in thousands):

	2014	2013
Assets:
Collective trust funds	$2,570,900	$2,501,767
Schwab Personal Choice Retirement Account	170,182	151,372
Synthetic guaranteed investment contracts	231	247
Total investments	2,741,313	2,653,386

Pending receivable	1,247	378

Total assets	2,742,560	2,653,764

Liabilities:
Accrued expenses	1,042	1,424

Total liabilities	1,042	1,424

Net assets of the DC Master Trust — reflecting all investments at fair value	2,741,518	2,652,340

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(21,845)	(17,927)

Net assets of the DC Master Trust	$2,719,673	$2,634,413
Investment income for the DC Master Trust for the year ended December 31, 2014, was as follows ($ in thousands):

Investment income:
Net appreciation in fair value of investments:
Collective trust funds	$139,752
Schwab Personal Choice Retirement Account	3,754

Net appreciation	143,506

Dividends	3,813
Interest	13,814
Administrative and investment expenses	(5,201)

Total investment income	$155,932

4.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.

The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust primarily include common stock, registered investment company funds, and money market funds based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include collective trust funds based on the use of net asset valuations derived by investment managers, domestic equity securities based on model-derived valuations, common stock valued at quoted market prices, and fixed income securities based on model-derived valuations calculated by the fund managers. The use of net asset value as fair value for the stable value fund is deemed appropriate, because the underlying funds and contracts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.
Level 3 — Significant inputs to the valuation model are unobservable. Level 3 investments of the DC Master Trust include SICs, which are based on a discounted cash flow over the duration of the contracts.
Transfers Between Levels - The Plan's policy is to recognize transfers in and transfers out of hierarchy levels as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers of investments between levels during the year ended December 31, 2014.

The following tables set forth by level the fair value hierarchy of the investments held by the DC Master Trust and the Plan as of December 31, 2014 and 2013 ($ in thousands):

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total

DC Master Trust
Equities:
HII Stock Fund	$—	$118,902	$—	$118,902
Collective trust funds:
Domestic equities	—	633,387	—	633,387
International equities	—	155,812	—	155,812

Total equities	—	908,101	—	908,101

Asset allocation:
Collective trust funds:
Target date funds	—	382,251	—	382,251
Balanced Fund	—	494,661	—	494,661

Total asset allocation	—	876,912	—	876,912

Fixed income:
Collective trust funds	—	114,118	—	114,118

Stable Value Fund:
Collective trust funds:
Fixed income	—	635,678	—	635,678
Short-term investment fund	—	36,091	—	36,091
Synthetic guaranteed investment contracts	—	—	231	231

Total Stable Value Fund	—	671,769	231	672,000

Schwab Personal Choice Retirement Account:
Fixed income	—	363	—	363
Money market funds	30,301	—	—	30,301
Registered investment company	69,316	—	—	69,316
Common stock	54,342	—	—	54,342
Other	15,800	60	—	15,860

Total Schwab Personal Choice Retirement Account	169,759	423	—	170,182

Total DC Master Trust	$169,759	$2,571,323	$231	$2,741,313

Other Plan Investments
Collective trust:
Short-term investment fund	$—	$810	$—	$810

Total Other Plan Investments	$—	$810	$—	$810

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total

DC Master Trust
Equities:
HII Stock Fund	$—	$103,021	$—	$103,021
Collective trust funds:
Domestic equities	—	594,723	—	594,723
International equities	—	171,686	—	171,686

Total equities	—	869,430	—	869,430

Asset allocation:
Collective trust funds:
Target date funds	—	313,747	—	313,747
Balanced Fund	—	533,256	—	533,256

Total asset allocation	—	847,003	—	847,003

Fixed income:
Collective trust funds	—	104,923	—	104,923

Stable Value Fund:
Collective trust funds:
Fixed income	—	662,949	—	662,949
Short-term investment fund	—	17,462	—	17,462
Synthetic guaranteed investment contracts	—	—	247	247

Total Stable Value Fund	—	680,411	247	680,658

Schwab Personal Choice Retirement Account:
Fixed income	—	160	—	160
Money market funds	27,069	—	—	27,069
Registed investment company	64,791	—	—	64,791
Common stock	48,148	—	—	48,148
Other	11,135	69	—	11,204

Total Schwab Personal Choice Retirement Account	151,143	229	—	151,372

Total DC Master Trust	$151,143	$2,501,996	$247	$2,653,386

Other Plan Investments
Collective trust:
Short-term investment fund	$—	$1,235	$—	$1,235

Total Other Plan Investments	$—	$1,235	$—	$1,235

The following table sets forth a summary of changes in the fair value of the DC Master Trust’s Level 3 assets for the years ended December 31, 2014 and 2013 ($ in thousands):

	Significant Unobservable Inputs
	(Level 3)
	Year Ended December 31, 2014	Year Ended December 31, 2013
Balance - beginning of year	$247	$335
Unrealized losses	(16)	(88)

Balance - end of year	$231	$247
The following tables set forth the valuation techniques used to measure the fair values of the DC Master Trust's Level 3 financial instruments and the significant unobservable inputs and the ranges of values for those inputs for the years ended December 31, 2014 and 2013 ($ in thousands):

Year Ended December 31, 2014
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Synthetic guaranteed investment contracts	$231	Discounted cash flow	Swap yield rates	.9000% - 1.5775%
			Duration	2-4 years
			Swap yield adjustments	.4080% - .4925%

Year Ended December 31, 2013
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Synthetic guaranteed investment contracts	$247	Discounted cash flow	Swap yield rates	.4920% - 1.3480%
			Duration	2-4 years
			Swap yield adjustments	.2761% - .7979%

5.	INTEREST IN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company. Each participating savings plan has an undivided interest in the Stable Value Fund. As of each of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Stable Value Fund was approximately 90% of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis. Investments held in the Stable Value Fund as of December 31, 2014 and 2013, were as follows ($ in thousands):

	2014	2013
Collective trust funds (at contract value)	$614,064	$645,269
Short-term investment fund	36,091	17,462

Total	$650,155	$662,731

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The fair values of the underlying assets related to the SICs were approximately $671,769,000 and $680,411,000 as of December 31, 2014 and 2013, respectively, and the fair values of the wrapper contracts were approximately $231,000 and $247,000 as of December 31, 2014 and 2013, respectively. The weighted-average yields for all investment contracts were 1.6% and 1.4% as of December 31, 2014 and 2013, respectively. Average duration for all investment contracts was 3.2 years as of December 31, 2014 and 2013. The weighted-average crediting interest rates for all investment contracts were 2.2% and 2.1% as of December 31, 2014 and 2013, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.
In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Trustee, transactions involving HII common stock, and payments made to the Company for certain Plan administrative costs. The HII Stock Fund within the DC Master Trust held 1,052,515 and 1,130,382  shares of common stock of the Company with fair values of approximately $118,366,000 and $101,746,000 as of December 31, 2014 and 2013, respectively. The HII Stock Fund within the DC Master Trust also held cash and cash equivalents with fair values of approximately

$536,000 and $1,275,000 as of December 31, 2014 and 2013, respectively. The Plan’s interests in the net assets of the HII Stock Fund were approximately 95.9% and 94.5% as of December 31, 2014 and 2013, respectively. During 2014, the HII Stock Fund earned approximately $1,158,000 in dividends from its investment in HII common stock.
The Plan had transactions with the Trustee’s collective trust funds and short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. The DC Master Trust utilized various investment managers to manage its net assets. These net assets may also be invested into funds managed by such investment managers. All of these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

8.	FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Code. A Form 5300 Application for Determination for Employee Benefit Plans was filed with the Internal Revenue Service ("IRS") in January 2013 to request a favorable determination letter for the Plan.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following table reconciles net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013 ($ in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$2,267,889	$2,123,110
Adjustment from contract value to fair value	19,734	16,099
Less: amounts allocated to withdrawing participants	(655)	(1,721)

Net assets available for benefits per Form 5500	$2,286,968	$2,137,488

The following table reconciles the Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust investment income per the financial statements to net investment gain from master trust investment accounts per Form 5500 for the year ended December 31, 2014 ($ in thousands):

Plan interest in the Huntington Ingalls Industries, Inc. Defined Contribution Plans Master Trust per the financial statements	$123,045
Add: adjustment from contract value to fair value at December 31, 2014	19,734
Less: adjustment from contract value to fair value at December 31, 2013	(16,099)

Net investment gain from master trust investment accounts per Form 5500	$126,680

The following table reconciles benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2014 ($ in thousands):

Benefits paid to participants per the financial statements	$142,345
Add: amounts allocated to withdrawing participants at December 31, 2014	655
Less: amounts allocated to withdrawing participants at December 31, 2013	(1,721)

Benefits paid to participants per Form 5500	$141,279

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.
******

HUNTINGTON INGALLS INDUSTRIES SAVINGS PLAN
Employer ID No: 90-0607005
Plan No: 011

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
($ in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Plan Participants	Participant loans maturing 2015 to 2033 with interest rates ranging from 2.58% to 9.25%	**	$73,844

*	State Street Bank and Trust Company	Short-term investment fund	$810	810

	Total			$74,654

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries Savings Plan

Date: June 5, 2015	By:	/s/ Barbara A. Niland
Barbara A. Niland
Corporate Vice President, Business Management and Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.